Mail Stop 3561

March 30, 2009

Mr. Mark A. Dumouchel, CEO
Nyer Medical Group, Inc.
13 Water Street
Holliston, MA 01746

> **Re: Nyer Medical Group, Inc.**
> **Item 4.01 Form 8-K**
> **File No. 000-20175**

Dear Mr. Dumouchel:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Blaise Rhodes
Staff Accountant